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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Avalon Capital, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  05342P100


Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Pulsifer and Hutner, Incorporated
         Tax ID:  13-257-6067
2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         New York




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Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         30,759

6.  Shared Voting Power:
         None

7.  Sole Dispositive Power:
         30,759

8.  Shared Dispositive Power:
         None

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         30,759

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares
         x
11. Percent of Class Represented by Amount in Row (9)
         4.9%

12. Type of Reporting Person
         IA, CO

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Daniel E. Hutner
         SS#:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         30,759

6.  Shared Voting Power:
         None



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7.  Sole Dispositive Power:
         30,759

8.  Shared Dispositive Power:
         None

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         30,759

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares
         x
11. Percent of Class Represented by Amount in Row (9)
         4.9%

12. Type of Reporting Person
         IN

Item 1(a) Name of Issuer:  Avalon Capital, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         14 Wall Street
         New York, New York  10005-2133

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Pulsifer and Hutner, Incorporated ("P&H"), a
           New York corporation
         Daniel E. Hutner, a U.S. citizen
         14 Wall Street
         New York, New York 10005-2133

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  05342P100

Item 3. This statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). P&H is an investment adviser registered under Section
203 of the Investment Advisers Act of 1940.  Mr. Hutner is the
President of P&H.

Item 4.  Ownership.
         P&H may be deemed to be the beneficial owner of 627,016 shares of the Company's Common Stock (representing approximately 99% of the outstanding shares of such Common Stock) which shares are held in accounts managed by P&H. P&H possesses the power to vote, direct the vote, dispose of and direct the disposition of 30,759 of such shares (representing approximately 4.9% of the outstanding shares of such Common Stock) and has relinquished all



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voting and dispositive power (and disclaims beneficial
ownership) with respect to the remainder of such 627,016 shares.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.
         See Item 3.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable

Item 9.  Notice of Dissolution of the Group.
         Not Applicable

Item 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of busienss and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Pulsifer and Hutner, Incorporated

By: /s/ DANIEL E. HUTNER                    February 13, 1996
    _________________________               ___________________
   Name:  Daniel E. Hutner                  Date
   Title: President


/s/ DANIEL E. HUTNER
_____________________________
    Daniel E. Hutner





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00105002.AB1



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                                            Exhibit A


                            AGREEMENT



         The undersigned agree that this Schedule 13G dated
February 13, 1996 relating to the shares of common stock of Avalon Capital, Inc. shall be filed on behalf of the undersigned.


Pulsifer and Hutner, Incorporated


By:   /s/ DANIEL E. HUTNER
    _____________________________
     Daniel E. Hutner, President



   /s/ DANIEL E. HUTNER
__________________________________
        Daniel E. Hutner





























00105002.AB1